UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. )*

PAR PETROLEUM CORPORATION
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

69888T108
(CUSIP Number)

Jonathan D Wasserman, Esq. Equity Group Investments 2 North Riverside Plaza, Suite 600 Chicago, Illinois 60606 312-466-3505
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 31, 2012
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

CUSIP No. 69888T108	13D	Page 2 of 9

1.	Name of Reporting Persons.
ZCOF PAR PETROLEUM HOLDINGS, L.L.C.
2.	Check the Appropriate Box If a Member of a Group (See Instructions)
(a) [X] (b) [_]
3.	SEC Use Only
4.	Source of Funds (See Instructions)
OO
5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]
6.	Citizenship or Place of Organization
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power – 0

	8.	Shared Voting Power – 3,959,328

	9.	Sole Dispositive Power – 0

	10.	Shared Dispositive Power – 3,959,328

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
3,959,328
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions) [_]
13.	Percent of Class Represented by Amount in Row (11)
2.6% (1)
14.	Type of Reporting Person (See Instructions)
OO

(1) Calculated based on 147,655,815 shares of Common Stock outstanding on August 31, 2012, based on information provided by the Issuer and 3,959,328 shares of Common Stock issuable upon exercise of warrants to purchase shares of Common Stock.

CUSIP No. 69888T108	13D	Page 3 of 9

1.	Name of Reporting Persons.
Chai Trust Company, LLC
2.	Check the Appropriate Box If a Member of a Group (See Instructions)
(a) [X] (b) [_]
3.	SEC Use Only
4.	Source of Funds (See Instructions)
OO
5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]
6.	Citizenship or Place of Organization
Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power – 0

	8.	Shared Voting Power – 56,359,319

	9.	Sole Dispositive Power – 0

	10.	Shared Dispositive Power – 56,359,319

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
56,359,319
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions) [_]
13.	Percent of Class Represented by Amount in Row (11)
37.2% (1)
14.	Type of Reporting Person (See Instructions)
OO

(1) Calculated based on 147,655,815 shares of Common Stock outstanding on August 31, 2012, based on information provided by the Issuer and 3,959,328 shares of Common Stock issuable upon exercise of warrants to purchase shares of Common Stock.

CUSIP No. 69888T108	13D	Page 4 of 9

1.	Name of Reporting Persons.

ZELL CREDIT OPPORTUNITIES MASTER FUND, L.P.

2.	Check the Appropriate Box If a Member of a Group (See Instructions)

(a) [X] (b) [_]
3.	SEC Use Only
4.	Source of Funds (See Instructions)
OO
5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]
6.	Citizenship or Place of Organization
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power – 0

	8.	Shared Voting Power – 56,359,319

	9.	Sole Dispositive Power – 0

	10.	Shared Dispositive Power – 56,359,319

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
56,359,319
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions) [_]
13.	Percent of Class Represented by Amount in Row (11)
37.2% (1)
14.	Type of Reporting Person (See Instructions)
PN

(1) Calculated based on 147,655,815 shares of Common Stock outstanding on August 31, 2012, based on information provided by the Issuer and 3,959,328 shares of Common Stock issuable upon exercise of warrants to purchase shares of Common Stock.

CUSIP No. 69888T108	13D	Page 5 of 9

ITEM 1.	Security of the Issuer.

This statement on Schedule 13D relates to the common stock, par value $0.01 per share (“Common Stock”), of Par Petroleum Corporation, a Delaware corporation (the “Issuer”).  The Issuer’s principal executive office is located at 370 17th Street, Suite 4300, Denver, Colorado 80202.

ITEM 2.	Identity and Background.

(a-c) This Schedule is being filed by the following beneficial owners of Common Stock:  Zell Credit Opportunities Master Fund, L.P., a Delaware limited partnership (“Master Fund”); Chai Trust Company, LLC, an Illinois limited liability company (“General Partner”); and ZCOF Par Petroleum Holdings, L.L.C., a Delaware limited liability company (“Holdings”).  Master Fund, General Partner and Holdings are sometimes collectively referred to herein as the “Reporting Persons”.  The principal business of each Reporting Person is investments.

Master Fund is a limited partnership, the general partner of which is General Partner.  Master Fund has no officers or directors as a limited partnership.  Master Fund is the sole member of Holdings.  The officers of General Partner are as follows:

Donald J. Liebentritt	President and a Senior Managing Director of Chai Trust; Chief Restructuring Officer of Tribune Company
Kellie Zell	Senior Managing Director of Chai Trust. Ms. Zell also works as a homemaker
JoAnn Zell	Senior Managing Director of Chai Trust. Mrs. Zell is a physician
Matthew Zell	Senior Managing Director of Chai Trust. Mr Zell is a Managing Director of the Equity Group Investments division of Chai Trust (“EGI”)
Robert M. Levin
Senior Trust Officer and a Senior Managing Director of Chai Trust.  Mr. Levin is also a partner in the law firm Levin & Schreder Ltd., whose business address is 120 North LaSalle Street, Suite 3800, Chicago, Illinois 60602

James Bunegar	Vice President, Chief Operating Officer, Assistant Trust Officer and Treasurer of Chai Trust. Mr. Bunegar is Vice President - Taxes of EGI
Philip Tinkler	Chief Financial Officer of Chai Trust. Mr. Tinkler is Chief Financial Officer and Chief Operating Officer of EGI
Jon Wasserman	Senior Managing Director of Chai Trust. Mr. Wasserman is Chief Legal Officer of EGI

The officers of Holdings are as follows:

Samuel Zell	President. Mr. Zell is the Chairman of EGI
William C. Pate	Vice President. Mr. Pate is Co-President of EGI
Philip G. Tinkler	Vice President and Treasurer. Mr. Tinkler is Chief Financial Officer and Chief Operating Officer of EGI
Jonathan D. Wasserman	Vice President and Secretary. Mr. Wasserman is Chief Legal Officer of EGI

The business address of Samuel Zell, William Pate, Philip Tinkler, Donald Liebentritt, Kellie Zell, JoAnn Zell, Matthew Zell, Jon Wasserman, James Bunegar and each Reporting Person is Two North Riverside Plaza, Suite 600, Chicago, Illinois 60606.

(d) and (e) No Reporting Person nor any above-listed executive officer or director of a Reporting Person  has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f) All of the above-listed executive officers and directors of each Reporting Person are United States citizens.

ITEM 3.	Source and Amount of Funds or Other Consideration.

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As further described in Item 4 below, on the Effective Date (as such term is defined below), pursuant to the Plan (as such term is defined below) the Notes (as such term is defined below) held by the Master Fund were cancelled and the Master Fund received an aggregate of 52,399,991 shares of Common Stock in exchange for such Notes.  In addition, the Issuer issued warrants to Holdings to purchase 3,959,328 shares of Common Stock (the “Warrants”) in order to induce Holdings to participate as a lender under a credit agreement among the Issuer, certain other lenders and Jefferies Finance LLC, as agent for the lenders.  The sources of funds used to purchase the Notes were capital contributions to the Master Fund.

ITEM 4.	Purpose of Transaction.

On August 31, 2012 (the “Effective Date”), by operation of the Joint Plan of Reorganization of the Issuer under Chapter 11 of the United States Bankruptcy Code (the “Plan”), the Issuer’s old common stock and other equity interests existing immediately prior to the Effective Date were cancelled.  Pursuant to the Plan, the Issuer issued an aggregate of 145,736,082 shares of Common Stock to US Bank, N.A., as trustee (the “Indenture Trustee”) under each of (i) the indenture, dated as of April 25, 2007, between the Issuer and the Indenture Trustee, pursuant to which the Issuer’s 3 ¾% Senior Convertible Notes due 2037 (the “3 ¾% Notes”) were issued and (ii) the indenture, dated as of March 15, 2005, between the Issuer and the Indenture Trustee, pursuant to which the Issuer’s 7% Senior Unsecured Notes due 2015 (the “7% Notes” and, together with the 3 ¾% Notes, the “Notes”) were issued.  The Indenture Trustee subsequently distributed such shares of Common Stock to holders of Noteholder Claims (as defined in the Plan), which includes the Master Fund.  Prior to the Issuer emerging from bankruptcy protection, the Master Fund acquired Notes for investment purposes.  Pursuant to the Plan, the Master Fund acquired the 52,399,991 shares of Common Stock in exchange for the Notes that it held.  In addition, on the Effective Date, Holdings received the Warrants.

Pursuant to the terms of the Plan and under the terms of a Stockholders Agreement, dated as of August 31, 2012 (the “Stockholders Agreement”), by and among the Issuer and certain of its stockholders, including affiliates of the Master Fund, Whitebox Advisors, LLC (“Whitebox”) and Waterstone Capital Management, LP (“Waterstone” and, together with Whitebox and the Master Fund, the “Key Holders”), as of the Effective Date, five individuals were appointed to, and have become the members of, the Issuer’s board of directors (the “Board”).  Consistent with the terms of the Stockholders Agreement, the Board consists of Jacob Mercer, Mel Cooper, Will Monteleone, Ben Lurie and Michael Keener.  The Stockholders Agreement provides that the Board will consist of two members designated by the Master Fund (the “Nominee Directors”) in the two-year period following the Effective Date and thereafter, so long as the Master Fund or its affiliates hold at least 10% of the outstanding shares of Common Stock.  The initial designees to the Board by the Master Fund are Will Monteleone and Ben Lurie.  In addition, the Stockholders Agreement provides that the Board will consist of one member jointly designated by the Key Holders (the “Independent Designee”) so long as the Key Holders and/or their affiliates collectively hold at least 20% of the outstanding shares of Common Stock.  The initial Independent Designee is Michael Keener.

The Reporting Persons currently own the Common Stock solely for the purpose of investment and intend to review this investment on a continuing basis.  Depending on various factors, including but not limited to each Reporting Person’s business, financial position, strategic direction and prospects, price levels of the Common Stock, conditions of the securities markets, and general economic and industry conditions, each of the Reporting Persons may in the future take such actions with respect to its investment in the Issuer as it deems appropriate, including but not limited to changing its current intentions, with respect to any or all matters required to be disclosed in this Schedule 13D, as amended.  Without limiting the foregoing, each Reporting Person may, from time to time, acquire or cause affiliates to acquire additional Common Stock, dispose of some or all of its Common Stock (including sales pursuant to the terms of the Registration Rights Agreement described in Item 6 hereto), or continue to hold Common Stock (or any combination or derivative thereof).  In addition, without limitation, the Reporting Persons, in their

CUSIP No. 69888T108	13D	Page 7 of 9

capacity as stockholders, may directly or indirectly engage in discussions with members of management, directors, and stockholders of the Issuer and other parties, concerning extraordinary corporate transactions (including but not limited to a merger, reorganization or liquidation) relating to the Issuer as well as concerning its business, operations, assets, strategy, future plans, prospects, corporate structure, board composition, management, capitalization, dividend policy, charter, bylaws, corporate documents and agreements.  As a result, the Reporting Persons may take positions with respect to and seek to have the Nominee Directors influence the decision of the Board regarding the matters discussed above.  Except as set forth herein, or as would occur upon completion of any of the matters discussed herein, no Reporting Person has any present plans or proposals that would relate to or result in any of the matters set forth in clauses (a) through (j) of Item 4 of Schedule 13D; provided that each Reporting Person may, at any time, review or reconsider its position with respect to the Issuer and reserves the right to develop such plans or proposals.

ITEM 5.	Interest in Securities of the Issuer.

(a) and (b) To the best knowledge of the Reporting Persons, there were 147,655,815 shares of Common Stock outstanding on August 31, 2012, based on information obtained from the Issuer.

Each of Master Fund and General Partner is deemed to be the beneficial owner of 56,359,319 shares of Common Stock, or approximately 37.2% of the issued and outstanding shares of Common Stock as of August 31, 2012, and Master Fund shares voting and dispositive power with General Partner with respect to such shares.  The 3,959,328 shares of Common Stock issuable upon exercise of the Warrants held by Holdings are included in the beneficial ownership calculation in the preceding sentence.  Holdings shares voting and dispositive power with Master Fund and General Partner with respect to the 3,959,328 shares of Common Stock issuable upon exercise of the Warrants, or approximately 2.6% of the issued and outstanding shares of Common Stock as of August 31, 2012. No other person named in Item 2 above beneficially owns any shares of Common Stock.

(c) Except as set forth in Item 4 above, during the last 60 days, no transactions in the Common Stock were effected by the Reporting Persons.

(d) No persons other than the Reporting Persons has the right to receive or to direct the power to receipt of dividends from, or the proceeds from the sale of shares of Common Stock owned by the Reporting Persons.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On the Effective Date, certain security holders of the Issuer, including the Master Fund, entered into a registration rights agreement (the “Registration Rights Agreement”) with the Issuer whereby the Issuer agreed to provide certain registration rights to such persons and their eligible transferees.  The Registration Rights Agreement contains other customary terms and conditions, including provisions regarding payment of registration expenses and indemnification.

Under the Stockholders Agreement, the Key Holders (together with any subsequent investors, or transferees, who become parties thereto, the “Stockholders”) have agreed to vote their shares of Common Stock (i) for the Master Fund’s two designees to the Board, (ii) for Whitebox’s two designees to the Board, and (iii) for the independent designee (the “Independent Designee”) to the Board jointly selected by unanimous consent of the Master Fund, Whitebox and Waterstone, so long as the Master Fund, Whitebox and Waterstone and/or their affiliates collectively hold at least 20% of the outstanding shares of Common Stock.  Under the Stockholders Agreement, each of the Master Fund’s and Whitebox’s right to designate two (2) directors to the Board will continue so long as each such entity or its affiliates continues to hold at least 10% of the number of shares of Common Stock.  In addition, the Stockholders Agreement

CUSIP No. 69888T108	13D	Page 8 of 9

provides that the Master Fund and Whitebox are each entitled to designate one (1) director to the Board in the event each entity or its affiliates continues to hold at least 5% but less than 10% of the outstanding shares of Common Stock.  The Stockholders Agreement sets forth other terms and conditions of the Stockholders’ ownership of Common Stock, including provisions requiring the Stockholders to:

•
cause their designees to the Board to vote to elect the following persons to the Board of Managers of Piceance Energy, LLC (“Piceance”), a joint venture company of which the Issuer is a member, so long as the Issuer is a member of Piceance: (A) one person designated by Whitebox, so long as Whitebox, or any one of its affiliates, is a holder of Common Stock and (B) one person designated by ZCOF, so long as ZCOF, or any one of its affiliates, is a holder of Common Stock; and

•	use commercially reasonable efforts to facilitate a transfer of Piceance membership interests upon receipt of a drag-along notice under the Limited Liability Company Agreement of Piceance.

In addition, on the Effective Date, Holdings received the Warrants.  Each Warrant entitles the holder to purchase one share of Common Stock at an initial exercise price of $0.01 per share, subject to adjustments as provided in the Warrant Issuance Agreement, dated as of August 31, 2012, between the Issuer and certain investors (the “Warrant Issuance Agreement”).  Each Warrant is subject to the terms and conditions, and entitled to the benefits, of the Warrant Issuance Agreement.  The Warrant Issuance Agreement includes provisions (i) for adjusting the number of shares of Common Stock issuable upon exercise of a Warrant and the exercise price to be paid upon such exercise, (ii) providing for certain “right of first offer” rights and (iii) providing certain information and other rights.  The Warrants are immediately exercisable.

The descriptions of the Registration Rights Agreement, the Stockholders Agreement and the Warrant Issuance Agreement contained in this Item 6 are not intended to be complete and are qualified in their entirety by reference to such agreements, each of which is incorporated by reference herein.

ITEM 7.	Material to be Filed as Exhibits.

Exhibit A:	Joint Filing Agreement

Exhibit B:	Registration Rights Agreement (incorporated herein by reference to Exhibit 4.3 of the Current Report on Form 8-K filed by Par Petroleum Corporation on September 7, 2012)

Exhibit C:	Warrant Issuance Agreement (incorporated herein by reference to Exhibit 4.4 of the Current Report on Form 8-K filed by Par Petroleum Corporation on September 7, 2012)

Exhibit D:	Stockholders Agreement (incorporated herein by reference to Exhibit 4.2 of the Current Report on Form 8-K filed by Par Petroleum Corporation on September 7, 2012)

CUSIP No. 69888T108	13D	Page 9 of 9

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED:  September 10, 2012

ZELL CREDIT OPPORTUNITIES MASTER FUND, L.P.
By: Chai Trust Company, LLC, its general partner
CHAI TRUST COMPANY, LLC

Each by: /s/ PHILIP G. TINKLER

Name: Philip G. Tinkler
Title: Chief Financial Officer

ZCOF PAR PETROLEUM HOLDINGS, L.L.C.

By: /s/ PHILIP G. TINKLER

Name: Philip G. Tinkler
Title: Vice President

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION:  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)